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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                      INTERNAP NETWORK SERVICES CORPORATION
                      -------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Per Share
                         ------------------------------
                         (Title of Class of Securities)


                                   45885A 10 2
                                 --------------
                                 (CUSIP Number)

                               Cooley Godward LLP
                               5200 Carillon Point
                               Kirkland, WA 98033
                                 (425) 893-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 29, 1999
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued in following pages)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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---------------------                                          -----------------
CUSIP NO. 45885A 10 2              SCHEDULE 13G                PAGE 2 OF 4
---------------------                                          -----------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert J. Lunday, Jr.
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY
-------------------------------------------------------------------------------
  (4)     SOURCE OF FUNDS
          OO
-------------------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d)  OR 2(e)      [ ]

--------------------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
                       (7)     SOLE VOTING POWER
  NUMBER OF                        5,833,387
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                            0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
   PERSON                          5,833,387
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                      0
-------------------------------------------------------------------------------
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,833,387
-------------------------------------------------------------------------------
 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                            [ ]
-------------------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.3%
-------------------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON

             IN
-------------------------------------------------------------------------------



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ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "COMMON STOCK"), of InterNAP Network Services Corporation, a Washington corporation ("INTERNAP"). The principal executive offices of InterNAP are located at 601 Union Street, Suite 1000, Seattle, WA 98101. The Common Stock is quoted on the Nasdaq National Market under the symbol "INAP".

ITEM 2.  IDENTITY AND BACKGROUND

       (a) The name of the person filing this statement is Robert J. Lunday, Jr. (the "REPORTING PERSON").

       (b) Residence or business address: 17644 S.E. 293rd Place, Kent, WA
       98042.

       (c) Name and present principal occupation or employment of Reporting
       Person: Director, of Issuer.

       (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

       (f) Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 29, 1997 Reporting person acquired 6,666,667 shares of Series A Preferred Stock pursuant to a Class A Unit Purchase and Sale Agreement at approximately $0.102 per share. Reporting Person gifted 554,280 shares to family members. Pursuant to a Shareholders Agreement dated October 1, 1997 by and among the Founders, Reporting Person and Issuer, on June 30, 1999 Reporting person sold to a founder of InterNAP 290,000 shares of Series A Preferred Stock. Upon closing of the Initial Public Offering of Issuer's Common Stock, each share of Series A Preferred Stock will convert into an equal number of Common Stock of Issuer. On September 29, 1999 Reporting Person purchased 11,000 shares of Issuer's Common Stock at $20 per share.

ITEM 4.  PURPOSE OF TRANSACTION

       (a) The purpose of the purchases of InterNAP's capital stock by Reporting Person was investment. As a result of such purchases, Reporting Person had acquired a significant percentage of the Common Stock of InterNAP.

       (b) Not applicable.

       (c) Not applicable.

       (d) Not applicable.

       (e) None.

       (f) None.

       (g) None.

       (h) None.

       (i) None.



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       (j) Other than as described above, Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1.

                           5,833,387
                           9.3%

       (b) Number of shares beneficially owned by the Reporting Person:

                           Sole Voting Power                  5,833,387
                           Shared Voting Power                0
                           Sole Dispositive Power             5,833,387
                           Shared Dispositive Power           0

       (c) The Reporting Person has not effected any transaction in InterNAP Common Stock during the past 60 days, except as disclosed herein.

       (d) Not applicable.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of InterNAP, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 1999                REPORTING PERSON:


                                        /s/  Robert J. Lunday, Jr.
                                        ----------------------------------------
                                             Robert J. Lunday, Jr.



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